Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

ARCHROCK, INC. 18TH SIMMONS ANNUAL ENERGY CONFERENCE March 1, 2018 © 2018 Archrock, Inc. All rights reserved.

Cautionary Note to Investors Forward Looking Statements All statements in this presentation (and oral statements made regarding the subjects of this presentation) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors that could cause actual results to differ materially from such statements, many of which are outside the control of Archrock, Inc. (“Archrock” or “AROC”) and Archrock Partners, L.P. (“Archrock Partners” or “APLP”). Forward-looking information includes, but are not limited to: statements regarding the expected benefits of the proposed transaction to Archrock, Archrock Partners and their respective equity holders; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, leverage, dividends, and distributions of the combined company following the proposed transactions; the industry fundamentals, including the attractiveness of returns and valuation, stability of cash flows, demand dynamics and overall outlook, and Archrock’s ability to realize the benefits thereof; Archrock’s expectations regarding future economic and market conditions and trends; Archrock’s operational and financial strategies, including planned capital expenditures and growth activities, Archrock’s ability to successfully effect those strategies and the expected results therefrom; Archrock’s financial and operational outlook, and ability to fulfill that outlook; demand and growth opportunities for Archrock’s services; statements related to performance, profitability, structural and process improvement initiatives, the expected timing thereof, Archrock’s ability to successfully effect those initiatives and the expected results therefrom; the operational and financial synergies provided by Archrock’s and Archrock Partners’ size; and statements regarding Archrock, Inc.’s dividend policy and Archrock Partners’ distribution policy. While Archrock and Archrock Partners (together, the “Companies”) believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. The factors that could cause results to differ materially from those indicated by such forward-looking statements include, but are not limited to: the failure to realize the anticipated cost savings, synergies and other benefits of the proposed transaction; the possible diversion of management time on transaction-related issues; changes in customer, employee or supplier relationships; local, regional and national economic and financial market conditions and the impact they may have on the Companies and their respective customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; changes in economic conditions in key operating markets; the financial condition of the Companies’ customers; the failure of any customer to perform its contractual obligations; changes in safety, health, environmental and other regulations; the effectiveness of our control environment, including the identification of additional control deficiencies; the results of any reviews, investigations or other preceding by government authorities; the results of any shareholder actions relating to Archrock’s restatement of financial statements that may be filed; the potential additional costs related to Archrock’s restatement, cost sharing with Exterran Corporation and addressing any reviews, investigation or other proceedings by government authorities or shareholder actions; and with respect to Archrock, the performance of Archrock Partners. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Archrock’s Annual Report on Form 10-K for the year ended December 31, 2017, Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, and those set forth from time to time in Archrock’s and Archrock Partners’ filings with the Securities and Exchange Commission, which are currently available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed transaction, Archrock filed with the SEC a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners. INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. No Offer or Solicitation This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 22, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security 2 holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. © 2018 Archrock, Inc. All rights reserved.

Investment Highlights • U.S. natural gas demand is forecast to increase to ~90 bcf/d by 2021 from ~78 bcf/d in 2016, an approximate 15% increase1 Business tied to long-term natural gas production • • • • Fee-based contracts for “must-run” production and midstream infrastructure assets Production leveraged business model generates steady demand for services and relatively stable cash flow Cash flow generation provides capital to fund capital investments in an up cycle and stability in a down cycle • • • Largest fleet among outsourced compression services providers Fleet is deployed across all major U.S. producing basins Combined operating fleet of 3.3 mm HP2 with Archrock Partners • • • Expected lower cost of equity capital than previous MLP structure Access to larger C-Corp investor base Increased equity trading liquidity 3 1 Data from Drilling Info, Fundamental Edge (September 2017). 2 As of December 31, 2017. © 2018 Archrock, Inc. All rights reserved. Access to Capital Largest Player with Benefit of Scale and Market Presence Relative Cash Flow Stability Visible Long-Term Growth

Archrock Structure Legacy AROC Public Shareholders Legacy APLP Public Unitholders AROC Public Shareholders 100% 45% 55% PLP Public Unitholders 4 1 Simplified structure. Ownership percentages based on AROC shares and APLP units outstanding as of February 22, 2018. © 2018 Archrock, Inc. All rights reserved. $700 million of Senior Notes $700 million of Senior Notes 100% 100% GP 2% GP 100% IDR 41% LP A 57% Pro Forma Structure1 Current Structure1

Transaction Rationale • • • • Significant premium to recent APLP equity trading price Expected to be immediately accretive to AROC shareholders Attractive targeted dividend growth rate of 10-15% through 2020 Increased retained cash flow for investment into growth projects • Accelerates achieving target leverage of 3.5x to 4.0x Debt to EBITDA through additional retained cash flow Expected pro forma cash available for dividend coverage above 2.0x through 2020 • • • • Archrock expected to benefit from improved cost of and access to capital C-Corp structure expected to attract a broader universe of investors Increased public float of Archrock expected to increase trading liquidity • • • Cost savings estimated at $2mm – $3mm annually Single public entity with simplified governance Better positioned to participate in industry consolidation • • Tax basis step-up that is expected to provide a federal income cash tax deferral No cash federal income taxes expected through at least 2023 5 © 2018 Archrock, Inc. All rights reserved. No Cash Income Taxes Simplified C-Corp Structure Improved Cost of Capital Long-Term Financial Stability Compelling Deal Economics

What Does Compression Do? System 1 Pressures based on an illustrative example from the Eagle Ford shale. 6 © 2018 Archrock, Inc. All rights reserved. Increases pressure from suction to discharge Suction Pressure1 Discharge Pressure1 1,200 PSI Outlet Sources •Gathering System •Pipeline •Processing Plant •Storage Facility •Reservoir 50 PSI Inlet Sources •Wellhead •Gathering

Where is Compression Used? Power Generation Storage Industrial Residential Exports - Pipelines LNG Chemical Feed-Stocks and Fuels Processing Wellhead Production Enhanced Oil Recovery Gas Lift 1Based on operating horsepower of Archrock and Archrock Partners combined U.S. compression fleet as of December 31, 2017. 7 © 2018 Archrock, Inc. All rights reserved. Crude Oil Natural Gas 23% of Fleet1 Gathering System 77% of Fleet1 Compression is an essential service utilized all along the production cycle to transport gas to the end user

Aftermarket Services Overview • Sales of field labor services concentrated around: Revenue stream from customers that choose to own compression - Scheduled Maintenance - Major Maintenance - Unscheduled Call-Outs Leverages existing infrastructure of contract compression business • Sales of natural gas engines, compressors and accessory parts needed for maintenance and repair of compression equipment Significant opportunity as newer compression in shale developments approaches major maintenance cycle • Services such as parts remanufacturing, valve repair and machining that is performed in Archrock shops across the U.S. Re-design of existing compression assets to meet new operating conditions • 8 © 2018 Archrock, Inc. All rights reserved. Shop Services / Revamps Parts Field Services AMS Highlights AMS Business Segments

Positioned for Growth • Proven operating track • Liquidity to support growth dividend and petrochemical project 9 © 2018 Archrock, Inc. All rights reserved. Financial Strength record • Sustainable distribution and • Cash flow stability Growing Natural Gas Production • Strong natural gas demand fundamentals to be met by growing U.S. production • Demand driven by increases in LNG, exports to Mexico, development Positioned for Growth • Committed to meeting the market’s growing demand for reliable contract compression • Increased growth capital budget • Successfully executed third party acquisitions Demand for Compression • Growing U.S. production requires additional compression • Generally shale development requires more compression than conventional wells Archrock is ready to meet increasing natural gas demand

U.S. Forecasted Production Growth Driven by Strong Demand Outlook U.S. LNG Exports1 U.S. Natural Gas Demand Growth2 1. North America LNG Export Terminals approved by the Federal Energy Regulatory Commission and under construction as of January 24, 2018. Timing estimates based management estimates and sponsor publications. 10 2. 3. Data from Drilling Info, Fundamental Edge. (September 2017). Data from EIA Annual Energy Outlook 2018 (February 2018). © 2018 Archrock Partners, L.P. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Forecasted Supply3 Sources of Demand

Growth Play Focused • • • • • Expected growth of 8 bcf/d1 Associated gas production growth Low break-even economics Competitive market Demand for centralized gas lift • • • • Expected growth of 1 bcf/d1 Associated gas production growth Demand for centralized gas lift Outsourced compression leader MARCELLUS/UTICA • • • Expected growth of 11 bcf/d1 Large dry gas resource base Pipeline build-out will lead to de-bottlenecking EAGLE FORD • • • Expected growth of 4 bcf/d1 SCOOP/STACK development Associated gas production growth 11 © 2018 Archrock, Inc. All rights reserved. Note: Excludes offshore units in the Gulf of Mexico 1 Source: Tudor Pickering Holt & Co. (September 2017); growth in natural gas production per day from 2016 to 2020 Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth MidCon Marcellus / Utica Eagle Ford Permian Strong Presence in All Major Growing U.S. Producing Basins Archrock’s geographic diversity provides stability and growth opportunities across the U.S.

Large Horsepower Growth Drivers 12 © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Growth in Contract Compression Drilling Predictability High probability drilling programs allow for efficient surface infrastructure planning Increasing Lateral Lengths Longer lateral lengths increases flow to the wellhead Associated Gas Development Associated gas production from shale is generally at a lower initial pressure than dry gas wells and requires more compression Efficiency Large HP is more cost effective than a series of small horsepower units Pad Drilling Pad drilling brings multiple laterals to a single wellsite and increases flow at the wellsite U.S. natural gas production growth increasing demand for Archrock’s services

Leader in U.S. Contract Compression Services U.S. Outsourced Compression Competitors1 2,948 500 0 and financial synergies Archrock USA Compression/CDM CSI Compressco J-W Operating Kodiak Axip Natural Gas Services Other 13 1 As of 12/31/17; USAC/CDM as disclosed on January 16, 2018; Natural Gas Services as of 9/3/0/17. SEC filings and management estimates. © 2018 Archrock, Inc. All rights reserved. Operating HP (000s) Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth The combination of Archrock and Archrock Partners will be the largest outsourced compression provider in the U.S. We are proud of the quality of our service, delivering an average availability of over 99% Archrock is the leading contract compression services operator in the U.S. Archrock’s business size and scale provide significant operational 3,600 3,000 2,400 1,800 1,200 600 3,253 Operating HP at• 297 2,956 Operating HP at • 900 775 440 • 180 Archrock Highlights

Modern Fleet Meeting Customer Demand Offshore 4% Other 3% 0-499 HP 855k HP 22% Conventional 28% 500-999 HP 416k HP Non-entional 65% 11% Other 6% 1,000 HP & Greater 2,576k HP 67% Gas Lift 23% Gathering 58% Wellhead 13% 14 1 Archrock consolidated fleet as of December 31, 2017. Horsepower reported as original equipment manufacturer (OEM) horsepower. 2 As of December 31, 2017. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth HP by Application 1 Consolidated Available Fleet by HP Range1 HP by Play Type 2 Archrock has the largest fleet of large HP in the industry

Recent Performance Highlights • Contract operations revenue up ~$3 million or 2%, sequentially – Contract operations gross margin percentage1 of 59% • Increase of approximately 49,000 operating horsepower from Q3-17 • Aftermarket services revenue up ~$8 million or 19%, sequentially • Contract operations revenue down ~6% compared to 2016, primarily due to horsepower returns and pricing pressure experienced in 2016 and the first half of 2017 – Contract operations gross margin percentage1 of 57% • Increase of approximately 138,000 operating horsepower from Q4-16 – Q3-17 had the highest quarterly rate of orders for new operating horsepower on record • • Aftermarket services revenue up 15% from full year 2016 Received cash proceeds of $60.3 million at Archrock Partners from the sale of 4.6 million common units in August 2017 15 1 See Addendum I regarding non-GAAP measures for information on gross margin, gross margin percentage, cash available for dividend coverage, and Archrock Partners distributable cash flow and distributable cash flow coverage. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Full Year 2017 Fourth Quarter 2017

Financial Differentiation • • Post merger Archrock will be the only pure-play C-corp outsourced compression services provider C-Corp structure expected to benefit from greater trading liquidity and lower cost of capital • • Sustainable dividend and distribution levels All Archrock dividends and Archrock Partners distributions are paid in cash • • Long-term capital structure with senior notes and attractive cost of debt Archrock Partners has the highest distribution coverage and lowest current equity yield among publicly-traded competitors1 Greatest liquidity among publicly-traded competitors1 Adequate covenant capacity and focus on reducing leverage over time • • 16 1 Publicly-traded competitors include USA Compression Partners, L.P. and CSI Compressco, L.P. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Liquidity Cost of Capital Dividend and Distribution Attractive C-Corp Structure

Stability of Business Model Note: Historical data should not be relied upon as being indicative of future results. 1 Henry Hub indexed to $5.63 per million BTU at December 31, 2008; WTI indexed to $44.60 per barrel at December 31, 2008. Prices presented through December 31, 2017. 2 Data represents combined Archrock and Archrock Partners compression services revenue for the periods presented. 3 In December 2013, Archrock abandoned its contract water treatment business. All periods exclude results from Archrock’s contract water treatment business. © 2018 Archrock, Inc. All rights reserved. 17 Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Compression Services Revenue and Oil & Gas Prices1,2,3 Fee-based compression services provide relatively stable cash flow

Archrock Partners Profitability Trend Note: Historical data should not be relied upon as being indicative of future results. 1 See Addendum I regarding non-GAAP measures for information on Archrock Partners gross margin and gross margin per horsepower. 2 A customer’s exercise of purchase options on two natural gas processing plants increased gross margin per average operating horsepower per month by $0.97 in the second 18 quarter 2013. © 2018 Archrock, Inc. All rights reserved. 2 Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Archrock Partners gross margin per horsepower benefitted from profit improvement initiatives and fleet high grading including the MidCon acquisitions Archrock Partners Gross Margin per Horsepower per Month1,2

Proven Track Record . Note: LTM data should not be relied upon as being indicative of full year results. 19 1 See Addendum I regarding non-GAAP measures for information on gross margin. Archrock historical gross margin was derived from the reported Exterran Holdings segment gross margin of North America Contract Operations and Aftermarket Services less International Aftermarket Services gross margin. 2 See Addendum I for information on Archrock Partners EBITDA, as adjusted. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Archrock Partners EBITDA, as adjusted2 Archrock Gross Margin1 Our financial results have benefitted from growth and performance improvement initiatives

Proven Profitability of AMS Business Note: Historical data should not be relied upon as being indicative of future results. 1 See Addendum I regarding non-GAAP measures for information on gross margin and gross margin percentage. 20 © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Gross Margin Percentage1 AMS Gross Margin1

Dividend and Distribution Coverage APLP Distributable Cash Flow Coverage1,2,3,4,5 Q4-15 Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Dividend Coverage Ratio Note: Historical data should not be relied upon as being indicative of future results. 1 See Addendum I regarding non-GAAP measures for information on Archrock cash available for dividend coverage and Archrock Partners distributable cash flow coverage. 2 Dividend and distribution levels with respect to future quarters have not been declared and will be determined by the companies’ respective boards of directors. 3 Q1-14 pro forma for acquisition of compression assets from MidCon Compression LLC closed April 10, 2014. 4 Archrock Partners cash distribution of $0.285 per limited partner unit for the first-quarter, second-quarter, third-quarter and fourth-quarter of 2016 is approximately 50 percent lower than the fourth-quarter 21 2015 distribution. 5 Q2-17 excludes distribution paid on the sale of 4,600,000 common units priced on August 3, 2017. © 2018 Archrock, Inc. All rights reserved. 6 Archrock increased its dividend per quarter to $0.120 per share from $0.095 per share beginning with the Q3-16 dividend payment. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth AROC Cash Available for Dividend Coverage 1,2,6 2.50x 2.00x 1.50x 1.00x 0.50x 0.00x 1.14x 2.63x 1.96x 2.04x 1.36x 1.35x 1.36x 0.98x 0.88x

Enhanced Credit Profile • • No near-term maturities Committed to maintaining leverage and liquidity metrics through the cycle APLP covenant allows for 5.95x leverage through 2017 and 5.75x throughout 2018 • Archrock Partners Liquidity1 Revolving credit facility capacity Revolving credit facility unavailable due to covenant constraints $1,100.0 ($297.3) Borrowings under facility ($674.3) Liquidity at Archrock Partners Standalone Archrock Standalone Liquidity2 $128.4 Revolving credit facility capacity Borrowings under facility and letters of credit Revolving credit facility unavailable due to covenant constraints $350.0 ($71.4) ($77.9) Liquidity at Archrock Standalone $200.7 Total Liquidity of Archrock Companies $329.1 3 AROC RCF APLP RCF APLP Notes 1 As of December 31, 2017, Archrock Partners had undrawn capacity of $425.7 million under its revolving credit facility. The Archrock Partners credit agreement limits the Total Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 5.95 to 1.0 and the Senior Secured Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 3.50 to 1.00. As a result of this limitation, $297.3 million of undrawn capacity under our revolving credit facility was unavailable for additional borrowings as of December 31, 2017. 2 As of December 31, 2017, Archrock had undrawn capacity of $278.6 million under its revolving credit facility. The Archrock credit agreement limits the Total Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 4.25 to 1.00. As a result of this limitation, $77.9 million of the $278.6 million of undrawn capacity under Archrock’s revolving credit facility was unavailable to Archrock for additional borrowings as of December 31, 2017. 3 Archrock Partners’ $1.1 billion asset-based credit facility will mature the earlier of (i) March 30, 2022 or (ii) December 2, 2020 if any portion of Archrock Partners Senior Notes due April 2021 are outstanding on such date. Graph assumes Senior Notes due 2021 are refinanced prior to December 2, 2020. 22 © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Liquidity Profile ($ in millions) Archrock has ample access to capital to execute its growth strategy Highlights Debt Maturity Profile

Growth Highlights and Strategies • Record backlog of new orders for contract operations entering 2018 • Implemented price increase on eligible portion of installed base of operating horsepower in Q1 2018 • 2018 growth capital budget of $200 to $220 million – Continued investment in high demand large horsepower units Strategy to leverage our market position, service capability, existing fleet and capital strength Secular growth drivers expected to increase natural gas production and compression demand ~1.5 million HP of units added to combined fleet in last ~5 years1 Continued focus on improving field operations, operating costs, and competitiveness and profitability of fleet Demonstrated ability to source and execute deals such as MidCon acquisitions Opportunity to source from customers and competitors Lower cost of capital to provide execution advantages 23 1 Five years ended December 31, 2017; includes units added through third party acquisitions. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth Third Party Acquisitions Organic Growth and Operational Enhancements Long-term Growth Strategies with Demonstrated Execution 2018 Outlook

Investment Highlights Relative Stability Largest Fleet Deployed to Major Basins Available Liquidity Optimized Structure for Growth Long-term Growth Opportunities Full Cycle Outsourced Provider 24 © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth

Appendix 25 © 2016 Archrock, Inc. All rights reserved.

Merger Terms & Update Merger Terms • Archrock, Inc. (NYSE: AROC) (“AROC”, “Archrock”, or the “Company”) has executed a definitive merger agreement to acquire all of the outstanding common units of Archrock Partners, L.P. (NASDAQ: APLP) (“APLP”, “Archrock Partners”, or the “Partnership”) not already owned by AROC • APLP common unitholders will receive 1.40 AROC shares for each outstanding APLP common unit – – – – 100% of consideration to APLP common unitholders in the form of AROC shares APLP’s incentive distribution rights will be eliminated APLP Senior Notes to remain outstanding Taxable transaction to APLP common unitholders1 with tax basis step-up to AROC Timing Update • • • Initial registration statement filed with the SEC on February 5, 2018 Archrock has received early termination under the Hart Scott Rodino Act Transaction on target to close in early Q2 2018, subject to customary closing conditions – Requires approvals from APLP common unitholders and AROC shareholders 26 1The tax consequences to a particular APLP common unitholder will depend on such unitholder’s tax basis in its common units and other tax attributes. © 2018 Archrock, Inc. All rights reserved. Terms and Timing Update

Compression Customers Applications & Average HP / Unit1,2 Customer Types Archrock Focus Units2 Overview • • Compression located at the well site Often smaller units that are compressing a single well • Upstream E&P 378 1,075 • Upstream E&P Midstream G&P • Transports gas from multiple wells to a compressor or compressor station Often larger units compared to wellhead 961 1,971 • • • • Use of gas to artificially lift oil or fluids from a well Unit size can vary based on the volume and number of wells being lifted • Upstream E&P 343 2,179 • Includes plant compression, flash gas, residue plant compression, CO2 injection and storage •More limited opportunities 635 325 • Various 27 1 Horsepower reported as original equipment manufacturer (OEM) horsepower and unit data as of December 31, 2017. 2 Data represents Archrock and Archrock Partners combined operated U.S. compression fleet as of December 31, 2017. © 2018 Archrock, Inc. All rights reserved. Other Gas Lift Gathering Wellhead Services Provided

Addendum I: Non-GAAP Financial Measures 28 © 2016 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin): Gross margin, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization). Gross margin percentage is defined as gross margin divided by revenue. Cash available for dividend, a non-GAAP measure, is defined as distributions received by us from Archrock Partners, L.P., plus our deconsolidated gross margin, less the following deconsolidated items: maintenance and other capital expenditures, cash SG&A expense excluding corp orate office relocation costs, cash interest expense associated with our debt, cash tax, (gain) loss on sale of property, plant and equipment, and expensed acquisition and merger related costs. Cash available for dividend coverage is defined as cash available for dividend divided by total dividends. Archrock Partners, L.P. (Exterran Partners, L.P. pre-spin): EBITDA, as adjusted, a non-GAAP measure, is defined as net income (loss) (a) excluding income taxes, interest expense, depreciation and amortization, long-lived asset impairment, restructuring charges, expensed acquisition costs, debt extinguishment costs, non-cash SG&A costs and other items (b) plus the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the omnibus agreement to which Archrock and Archrock Partners are parties (the “Omnibus Agreement”), which amounts are treated as capital contributions from Archrock for accounting purposes. Under the Omnibus Agreement, the caps on cost of sales and SG&A costs terminated effective January 1, 2015. EBITDA, as adjusted (without the benefit of the cost caps) is defined as EBITDA, as adjusted, less the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the Omnibus Agreement. Distributable cash flow, a non-GAAP measure, is defined as net income (loss) (a) plus depreciation and amortization, long-lived asset impairment, restructuring charges, expensed acquisition costs, non-cash SG&A costs, debt extinguishment costs, and interest expense and any amounts reimbursed to Archrock Partners by Archrock as a result of the caps on cost of sales and SG&A costs provided in the Omnibus Agreement, which amounts are treated as capit al contributions from Archrock for accounting purposes, (b) less cash interest expense (excluding amortization of deferred financing fees, amortization of d ebt discount and non-cash transactions related to interest rate swaps) and maintenance capital expenditures, and (c) excluding gains or losses on asset sales and other items. Under the Omnibus Agreement, the caps on cost of sales and SG&A costs terminated effective January 1, 2015. Distributable cash flow (without the benefit of cost caps) is defined as distributable cash flow less the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the Omnibus Agreement. Gross margin, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization). Gross margin percentage is defined as gross margin divided by revenue. 29 © 2018 Archrock, Inc. All rights reserved. Addendum I-A

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) Q4-15 Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 ($ in millions) Revenues Contract Operations Aftermarket Services Total $189.0 52.4 $241.3 $176.2 37.1 $213.3 $163.0 41.2 $204.1 $156.6 39.3 $195.8 $152.0 41.8 $193.8 $150.0 39.9 $189.9 $151.1 46.9 $198.0 $153.5 $44.3 $197.9 $156.3 $52.6 $208.9 Expenses Contract Operations Aftermarket Services Total $77.6 43.6 $121.2 $68.2 30.4 $98.5 $58.9 34.4 $93.2 $59.8 32.8 $92.5 $60.2 35.4 $95.6 $64.1 33.7 $97.8 $62.2 39.6 $101.9 $72.0 $38.5 $110.4 $64.7 $44.1 $108.8 Gross Margin1 Contract Operations Aftermarket Services Total $111.4 8.7 $120.1 $108.1 6.7 $114.8 $104.1 6.8 $110.9 $96.8 6.5 $103.3 $91.8 6.3 $98.1 $85.9 6.2 $92.1 $88.9 7.3 $96.1 $81.6 5.8 $87.4 $91.6 8.5 $100.1 Gross Margin Percentage1 Contract Operations Aftermarket Services Total 59% 17% 50% 61% 18% 54% 64% 17% 54% 62% 17% 53% 60% 15% 51% 57% 15% 48% 59% 15% 49% 53% 13% 44% 59% 16% 48% 30 1 See Addendum I-A for more information on gross margin and gross margin percentage and addendum I-D for a reconciliation to net income (loss). Addendum I-B © 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) ($ millions) 2011 2012 2013 2014 2015 2016 2017 Revenues Contract Operations Aftermarket Services Total $570.8 209.1 $779.9 $596.0 240.8 $836.8 $627.8 234.9 $862.7 $729.1 230.1 $959.2 $781.2 216.9 $998.1 $647.8 159.2 $807.1 $610.9 183.7 $794.7 Expenses Contract Operations Aftermarket Services Total $293.8 181.5 $475.3 $284.7 196.3 $481.0 $282.5 188.5 $471.0 $316.1 188.3 $504.4 $319.4 175.6 $495.0 $247.0 132.9 $379.9 $263.0 $155.9 $418.9 Gross Margin1 Contract Operations Aftermarket Services Total $277.0 27.6 $304.6 $311.3 44.5 $355.8 $345.4 46.4 $391.8 $413.0 41.8 $454.8 $461.8 41.3 $503.1 $400.8 26.4 $427.2 $347.9 27.8 $375.7 Gross Margin Percentage 1 Contract Operations Aftermarket Services Total 49% 13% 39% 52% 18% 43% 55% 20% 45% 57% 18% 47% 59% 19% 50% 62% 17% 53% 57% 15% 47% 1 See Addendum I-A for more information on gross margin and gross margin percentage and addendum I-E for a reconciliation to net income (loss). 31 . © 2018 Archrock, Inc. All rights reserved. Addendum I-C

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) ($ millions) Net i ncome (l oss) Selling, general and administrative Depreciation and amortization Long-lived asset impairment Restatement charges Restructuring and other charges Goodwill impairment Interest expense Debt extinguishment costs Other income, net Provision for (benefit from) income taxes (Income) loss from discontinued operations, net of tax Gross margi n (1) Q4-15 $ (142.8) 35.4 56.5 87.4 - 3.3 3.7 24.8 9.2 (1.2) 53.1 (9.1) Q1-16 (6.7) 34.7 53.9 9.9 - 8.1 - 20.3 - (2.0) (3.3) - Q2-16 (2.4) 27.6 51.9 13.8 0.4 3.0 - 21.2 - (0.2) (4.5) 0.0 Q3-16 (10.1) 25.4 52.1 16.7 0.4 4.7 - 21.4 - (2.5) (4.9) 0.0 Q4-16 Q1-17 (14.0) 27.6 47.8 8.2 0.8 0.5 - 21.4 0.3 (0.8) 0.3 - Q2-17 (4.0) 25.1 47.2 5.5 1.9 0.4 - 22.5 - (1.0) (1.6) - Q3-17 (12.7) 29.1 47.5 7.1 0.6 0.4 - 22.9 - (2.7) (4.8) 0.1 Q4-17 49.1 29.7 46.1 8.3 1.1 0.1 - 21.9 - (1.2) (55.0) - $ $ $ $ (46.1) 26.7 51.1 47.1 12.6 1.1 - 21.1 - (4.0) (11.9) 0.4 $ $ $ $ $ 120.1 $ 114.8 $ 110.9 $ 103.3 $ 98.1 $ 92.1 $ 96.1 $ 87.4 $ 100.1 1 See Addendum I-A for more information on gross margin. 32 © 2018 Archrock, Inc. All rights reserved. Addendum I-D

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) 2011 2012 2013 2014 2015 2016 2017 ($ millions) Net income (loss) Selling, general and administrative Depreciation and amortization Long-lived asset impairment Restatement and other charges Restructuring and other charges Goodwill impairment Interest expense Debt extinguishment costs Other (income) expense, net Provision for (benefit from) income taxes (Income) loss from discontinued operations, net of tax Gross margin1 ($355.3) 107.1 178.5 5.7 - 4.5 32.0 145.1 - (5.3) (50.4) ($37.7) 127.9 181.7 131.4 - 2.6 - 129.1 - (5.1) (77.0) $126.6 118.9 187.5 16.7 - - - 112.2 - (22.5) (17.8) $88.7 132.7 212.3 42.8 - 5.4 - 112.3 - (5.5) (28.1) ($125.7) 131.9 229.1 125.0 - 4.7 3.7 107.7 9.2 (2.1) 53.2 ($65.2) 114.5 209.0 87.4 13.5 16.9 - 83.9 - (8.6) (24.6) $18.4 111.5 188.6 29.1 4.4 1.4 - 88.8 0.3 (5.6) (61.1) 242.6 (97.0) (129.7) (105.8) (33.7) 0.4 0.1 $304.5 $355.8 $391.8 $454.8 $503.1 $427.2 $375.7 1 See Addendum I-A for more information on gross margin. 33 © 2018 Archrock, Inc. All rights reserved. Addendum I-E

Non-GAAP Financial Measures Archrock, Inc. ($ in thousands, except per share amounts and ratios) 4Q 2015 1Q 2016 2Q 2016 3Q 2016 4Q 2016 1Q 2017 2Q 2017 3Q 2017 4Q 2017 Reconciliation of Archrock, Inc. Net Loss from Continuing Operations to Cash Available for Dividend Net loss Less: Loss from discontinued operations, net of tax Net loss from continuing operations Less: Archrock Partners net income (loss), excluding goodwill impairment Deconsolidated net loss from continuing operations Declared LP distributions to Archrock, Inc. Declared GP and IDR distributions to Archrock, Inc. Goodwill impairment Debt extinguishment costs Deconsolidated items: Restatement charges Restructuring and other charges Depreciation and amortization Provision for (benefit from) income taxes Cash tax (payment) refund Maintenance and other capital expenditures Long-lived asset impairment Non-cash selling, general and administrative expense Non-cash interest expense (Gain) loss on sale of property, plant and equipment Corporate office relocation costs Expensed acquisition and merger related costs Other income, net Cash Available for Dividend (1) Dividend declared for the period per share Dividend declared for the period to all shareholders Cash available for dividend coverage (2) Archrock, Inc. Cash Available for Dividend Declared LP distributions to Archrock, Inc. Declared GP and IDR distributions to Archrock Inc. Total distributions received Deconsolidated items: Contract operations gross margin (1) Aftermarket services gross margin (1) Selling, general and administrative Non-cash selling, general and administrative Maintenance and other capital expenditures Cash interest expense (Gain) loss on sale of property, plant and equipment Corporate office relocation costs Expensed acquisition and merger related costs Cash tax (payment) refund Cash Available for Dividend (1) Dividend declared for the period per share Dividend declared for the period to all shareholders Cash available for dividend coverage (2) (151,937) - (6,726) - (2,358) - (10,054) (16) (46,079) (384) (14,013) - (4,036) - (12,683) (54) 49,142 - (151,937) (10,178) (6,726) 520 (2,358) 3,311 (10,038) (567) (45,695) (14,021) (14,013) (4,316) (4,036) 5,275 (12,629) (4,013) 49,142 2,633 (141,759) 13,501 5,445 3,738 9,201 (7,246) 6,721 346 - - (5,669) 6,721 346 - - (9,471) 6,721 346 - - (31,674) 8,283 378 - - (9,697) 8,283 379 - - (9,311) 8,283 379 - - (8,616) - 8,283 405 - - 46,509 8,283 405 - - - 3,263 16,556 52,758 10 (11,612) 60,869 3,123 1,094 (351) - - - 3,926 14,690 (3,428) (1) (5,402) 3,545 3,089 276 (496) - - 434 1,796 13,269 (4,687) 3,805 (6,385) 5,525 1,634 747 317 - - 426 2,743 13,981 (5,066) - (486) 8,804 1,580 512 (1,267) - - 12,610 1,127 13,305 (12,835) 115 (2,716) 23,303 1,463 486 (968) - - 801 457 10,887 (979) 423 (1,374) 2,035 1,633 481 (905) - - 1,920 366 10,973 (2,540) 2 (6,358) 2,427 1,885 473 (125) - - 566 422 11,676 (5,503) 130 (5,151) 1,737 1,846 258 96 1,318 - 1,083 141 11,179 (55,443) (1) (6,102) 3,837 2,035 254 (479) - 275 (929) (2,827) (253) (1,580) (1,336) (906) (29) 77 (401) 14,907 13,193 17,600 17,243 11,541 11,518 8,345 7,544 - 11,575 $0.1875 13,052 1.14x $0.0950 6,739 1.96x $0.0950 6,699 2.63x $0.1200 8,459 2.04x $0.1200 8,495 1.36x $0.1200 8,534 1.35x $0.1200 8,519 0.98x $0.1200 8,536 0.88x $0.1200 8,519 1.36x 13,501 6721 6,721 6,721 8,283 8,283 8,283 8,283 8,283 5,445 346 346 346 378 379 379 405 405 18,946 7,067 7,067 7,067 8,661 8,662 8,662 8,688 - 8,688 13,466 8,769 (12,406) 3,123 (11,612) (5,038) (351) - - 14,496 6,694 (10,972) 3,089 (5,402) (1,282) (496) - - 13,365 6,819 (7,905) 1,634 (6,385) (1,117) 317 - - 12,199 6,500 (7,531) 1,580 (486) (819) (1,267) - - 7,779 6,349 (8,345) 1,463 (2,716) (797) (968) - - 4,869 6,169 (7,242) 1,633 (1,374) (717) (905) - - 4,611 7,259 (6,859) 1,885 (6,358) (732) (125) - - 3,966 5,843 (8,397) 1,846 (5,151) (795) 96 1,318 - 6,322 8,546 (6,950) 2,035 (6,102) (759) (479) - 275 10 (1) 3,805 - 115 423 2 130 (1) 14,907 13,193 17,600 17,243 11,541 11,518 8,345 7,544 - 11,575 $0.1875 13,052 1.14x $0.0950 6,739 1.96x $0.0950 6,699 2.63x $0.1200 8,459 2.04x $0.1200 8,495 1.36x $0.1200 8,534 1.35x $0.1200 8,519 0.98x $0.1200 8,536 0.88x $0.1200 8,519 1.36x 34 1 See Addendum I-A for information on gross margin and cash available for dividend. 2 Defined as cash available for dividend for the period divided by dividend declared for the period to all shareholders. Addendum I-F © 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock ($ in thousands) Partners, L.P. 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Net income (loss) Depreciation and amortization Long-lived asset impairment Restructuring charges Goodwill impairment Debt extinguishment costs Selling, general and administrative Interest expense Other income, net Provision for income taxes Gross margin1 Cap on operating costs provided by AROC Cap on selling, general and administrative costs provided by AROC Non-cash selling, general and administrative costs Expensed acquisition costs (in Other (income) expense, net) Plus: Non-recurring cash selling, general and administrative reimbursement 2 Less: Selling, general and administrative Less: Other income, net EBITDA, as adjusted1 Less: Provision for income taxes Less: Gain on sale of property, plant and equipment (in Other income, net) Less: loss on non-cash consideration in March 2016 acquisition Less: Cash interest expense Less: Maintenance capital expenditures Distributable cash flow 1 $ 19,401 16,570 - - - - 13,730 11,658 (22) 272 $ 29,847 27,053 - - - - 16,085 18,039 (1,430) 555 $ 14,784 36,452 3,151 - - - 24,226 20,303 (1,208) 541 $ (23,333) $ 52,518 24,976 - - - 34,830 24,037 (314) 680 6,053 67,930 1,060 - - - 39,380 30,400 (392) 918 $ 10,509 88,298 29,560 - - - 49,889 25,167 (35) 945 $ 64,023 103,711 5,350 - - - 61,971 37,068 (9,481) 1,506 $ 61,719 128,196 12,810 702 - - 80,521 57,811 (74) 1,313 $ (84,025) $ 155,786 38,987 - 127,757 - 85,586 74,581 (1,391) 1,035 (10,757) $ 153,741 46,258 7,309 - - 79,717 77,863 (2,594) 1,412 (421) 143,848 19,106 - - 291 82,035 84,291 (4,384) 3,382 61,609 8,618 283 3,184 - (848) (13,730) 22 90,149 12,480 120 (2,090) - - (16,085) 1,430 98,249 7,246 552 811 803 - (24,226) 1,208 113,394 21,404 3,316 1,209 356 - (34,830) 314 145,349 26,492 5,905 532 514 - (39,380) 392 204,333 16,562 8,196 797 695 - (49,889) 35 264,148 12,382 12,798 1,174 821 - (61,971) 9,481 342,998 2,536 11,314 1,376 2,471 - (80,521) 74 398,316 - - 1,059 302 - (85,586) 1,391 352,949 - - 1,203 523 - (79,717) 2,594 328,148 - - 1,062 - - (82,035) 4,384 59,138 (272) - 86,004 (555) (1,435) 84,643 (541) (2,011) 105,163 (680) (667) 139,804 (918) (919) 180,729 (945) (689) 238,833 (1,506) (10,140) 280,248 (1,313) (2,466) 315,482 (1,035) (1,747) 277,552 (1,412) (3,585) 635 (73,594) (23,900) 251,559 (3,382) (4,262) - (76,505) (30,271) (11,258) (7,079) (17,567) (9,451) (19,697) (12,585) (21,087) (15,898) (18,822) (28,861) (22,761) (38,368) (32,810) (41,401) (53,525) (45,316) (70,181) (51,829) $ 40,529 $ 56,996 $ 49,809 $ 66,831 $ 90,284 $ 117,966 $ 152,976 $ 177,628 $ 190,690 $ 175,696 $ 137,139 Distributions declared to all unitholders for the period, including incentive distribution rights Distributable cash flow coverage3 Distributable cash flow coverage (without the benefit of the cost caps)3,4 $ 24,575 1.65x 1.29x $ 34,164 1.67x 1.30x $ 39,404 1.26x 1.07x $ 54,913 1.22x 0.77x $ 74,214 1.22x 0.78x $ 91,617 1.29x 1.02x $ 112,705 1.36x 1.13x $ 136,829 1.30x 1.20x $ 154,349 1.24x 1.24x $ 71,646 2.45x 2.45x $ 80,497 1.70x 1.70x EBITDA, as adjusted1 Less: Cap on operating and selling, general and administrative costs provided by AROC EBITDA, as adjusted (without the benefit of the cost caps)1,4 $ 59,138 $ 86,004 $ 84,643 $ 105,163 $ 139,804 $ 180,729 $ 238,833 $ 280,248 $ 315,482 $ 277,552 $ 251,559 (8,901) (12,600) (7,798) (24,720) (32,397) (24,758) (25,180) (13,850) - - - $ 50,237 $ 73,404 $ 76,845 $ 80,443 $ 107,407 $ 155,971 $ 213,653 $ 266,398 $ 315,482 $ 277,552 $ 251,559 Distributable cash flow 1 Less: Cap on operating and selling, general and administrative costs provided by AROC Distributable cash flow (without the benefit of the cost caps)1,4 $ 40,529 $ 56,996 $ 49,809 $ 66,831 $ 90,284 $ 117,966 $ 152,976 $ 177,628 $ 190,690 $ 175,696 $ 137,139 (8,901) (12,600) (7,798) (24,720) (32,397) (24,758) (25,180) (13,850) - - - $ 31,628 $ 44,396 $ 42,011 $ 42,111 $ 57,887 $ 93,208 $ 127,796 $ 163,778 $ 190,690 $ 175,696 $ 137,139 1 See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps). 2 Consists of a cash reimbursement from Archrock of non-cash merger-related expenses incurred by Archrock Partners. 3 Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distributions rights. 4Provisions in the Omnibus Agreement that provided caps on Archrock Partners’ obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. 35 Excluding the benefit of the cost caps from Archrock Partners’ previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners’ consolidated financial statements comparable measures to assess operating performance in the current year period with operating performanc e in the prior year Addendum I-G periods. © 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock Partners, L.P. 1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 ($ in thousands) Net income (loss) Depreciation and amortization Long-lived asset impairment Restructuring charges Goodwill impairment Selling, general and administrative Interest expense Other (income) expense, net Provision for (benefit from) income taxes Gross margin1 Cap on operating costs provided by Archrock ("AROC") Cap on selling, general and administrative costs provided by AROC Non-cash selling, general and administrative costs Expensed acquisition costs (in Other (income) expense, net) Less: Selling, general and administrative Less: Other income (expense), net EBITDA, as adjusted1 Less: (Provision for) benefit from income taxes Less: Gain on sale of property, plant and equipment (in Other (income) expense, net) Less: Loss on non-cash consideration in March 2016 Acquisition Less: Cash interest expense Less: Maintenance capital expenditures Distributable cash flow 1 $ 223 14,149 - - - 10,216 7,075 (221) 235 $ (1,938) $ 15,459 305 - - 9,927 7,553 455 256 3,253 19,087 384 - - 10,594 7,860 (338) 242 $ 4,515 19,235 371 - - 8,643 7,912 (288) 185 $ 4,505 20,362 805 - - 12,222 5,882 527 281 $ (19,050) $ 22,788 28,122 - - 13,450 6,399 (261) 277 10,380 21,930 - - - 11,762 6,465 (137) 272 $ 14,674 23,218 633 - - 12,455 6,421 (164) 115 $ 14,733 22,706 1,540 - - 12,607 7,424 (407) 407 $ 27,896 27,030 925 - - 15,203 10,299 (7,270) 561 $ 10,035 27,158 784 - - 16,948 9,735 (639) 309 $ 11,359 26,817 2,101 - - 17,213 9,610 (1,165) 229 31,677 6,877 2,252 364 - (10,216) 221 32,017 8,349 1,851 153 514 (9,927) (455) 41,082 6,193 1,802 (207) - (10,594) 338 40,573 5,073 - 222 - (8,643) 288 44,584 5,323 2,482 345 695 (12,222) (527) 51,725 3,511 2,810 140 - (13,450) 261 50,672 5,841 1,090 172 - (11,762) 137 57,352 1,886 1,815 140 - (12,455) 164 59,010 3,503 1,854 253 575 (12,607) 407 74,644 1,729 2,368 335 - (15,203) 7,270 64,330 3,212 4,164 285 - (16,948) 639 66,164 3,938 4,412 301 246 (17,213) 1,165 31,175 (235) (212) - (4,207) (5,457) 32,502 (256) (115) - (4,652) (8,454) 38,614 (242) (319) - (4,951) (7,382) 37,513 (185) (273) - (5,012) (7,568) 40,680 (281) (174) - (5,208) (8,117) 44,997 (277) (244) - (5,718) (11,416) 46,150 (272) (127) - (5,905) (10,345) 48,902 (115) (144) - (5,930) (8,490) 52,995 (407) (935) - (6,198) (8,349) 71,143 (561) (7,249) - (9,036) (9,558) 55,682 (309) (614) - (8,802) (12,675) 59,013 (229) (1,342) - (8,774) (10,819) $ 21,064 $ 19,025 $ 25,720 $ 24,475 $ 26,900 $ 27,342 $ 29,501 $ 34,223 $ 37,106 $ 44,739 $ 33,282 $ 37,849 Distributions declared to all unitholders for the period, including incentive distribution rights Distributable cash flow coverage² Distributable cash flow coverage (without the benefit of the cost caps)2,3 $ 16,243 1.30x 0.73x $ 19,061 1.00x 0.46x $ 19,322 1.33x 0.92x $ 19,581 1.25x 0.99x $ 22,480 1.20x 0.85x $ 22,762 1.20x 0.92x $ 23,044 1.28x 0.98x $ 23,331 1.47x 1.31x $ 27,598 1.34x 1.15x $ 27,927 1.60x 1.46x $ 28,340 1.17x 0.91x $ 28,840 1.31x 1.02x EBITDA, as adjusted1 Less: Cap on operating and selling, general and administrative costs provided by AROC EBITDA, as adjusted (without the benefit of the cost caps)1,3 $ 31,175 (9,129) $ 32,502 (10,200) $ 38,614 (7,995) $ 37,513 (5,073) $ 40,680 (7,805) $ 44,997 (6,321) $ 46,150 (6,931) $ 48,902 (3,701) $ 52,995 (5,357) $ 71,143 (4,097) $ 55,682 (7,376) $ 59,013 (8,350) $ 22,046 $ 22,302 $ 30,619 $ 32,440 $ 32,875 $ 38,676 $ 39,219 $ 45,201 $ 47,638 $ 67,046 $ 48,306 $ 50,663 Distributable cash flow 1 Less: Cap on operating and selling, general and administrative costs provided by AROC Distributable cash flow (without the benefit of the cost caps)1,3 $ 21,064 $ (9,129) 19,025 $ (10,200) 25,720 $ (7,995) 24,475 $ (5,073) 26,900 $ (7,805) 27,342 $ (6,321) 29,501 $ (6,931) 34,223 $ (3,701) 37,106 $ (5,357) 44,739 $ (4,097) 33,282 $ (7,376) 37,849 (8,350) $ 11,935 $ 8,825 $ 17,725 $ 19,402 $ 19,095 $ 21,021 $ 22,570 $ 30,522 $ 31,749 $ 40,642 $ 25,906 $ 29,499 1 See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps). 2 Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights. 3 Provisions in the Omnibus Agreement that provided caps on Archrock Partners’ obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from Archrock Partners’ previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners’ consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods. 36 Addendum I-H © 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock Partners, L.P. 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 Q3 16 Q4 16 ($ in thousands) Net income (loss) Depreciation and amortization Long-lived asset impairment Restructuring charges Goodwill impairment Selling, general and administrative Interest expense Other (income) expense, net Provision for (benefit from) income taxes Gross margin1 Cap on operating costs provided by Archrock ("AROC") Cap on selling, general and administrative costs provided by AROC Non-cash selling, general and administrative costs Expensed acquisition costs (in Other (income) expense, net) Less: Selling, general and administrative Less: Other income (expense), net EBITDA, as adjusted1 Less: (Provision for) benefit from income taxes Less: Gain on sale of property, plant and equipment (in Other (income) expense, net) Less: Loss on non-cash consideration in March 2016 Acquisition Less: Cash interest expense Less: Maintenance capital expenditures Distributable cash flow 1 $ 6,939 27,921 2,486 379 - 19,376 9,689 871 182 $ 17,752 31,708 1,991 198 - 19,047 14,756 (134) 541 $ 18,103 33,598 3,558 125 - 20,734 16,141 (649) (299) $ 18,925 34,969 4,775 - - 21,364 17,225 (162) 889 $ 20,085 36,105 3,484 - - 21,169 17,832 (191) 643 $ 22,327 39,487 1,826 - - 20,721 19,082 (1,512) (72) $ 11,498 40,262 7,163 - - 20,729 19,048 585 131 $ (137,935) $ 39,932 26,514 - 127,757 22,967 18,619 (273) 333 520 39,237 6,315 4,139 - 23,679 18,742 838 94 $ 3,311 38,627 8,283 1,208 - 19,741 19,313 72 187 $ (567) $ 38,087 7,909 1,946 - 17,917 20,034 (890) 188 (14,021) 37,790 23,751 16 - 18,380 19,774 (2,614) 943 67,843 2,536 3,620 756 1,544 (19,376) (871) 85,859 - 1,399 218 - (19,047) 134 91,311 - 2,685 348 866 (20,734) 649 97,985 - 3,610 54 61 (21,364) 162 99,127 - - 592 - (21,169) 191 101,859 - - 247 302 (20,721) 1,512 99,416 - - 98 - (20,729) (585) 97,914 - - 122 - (22,967) 273 93,564 - 199 - 172 (23,679) (838) 90,742 - - 281 - (19,741) (72) 84,624 - - 323 - (17,917) 890 84,019 - - 400 351 (18,380) 2,614 56,052 (182) (673) - (8,838) (10,216) 68,563 (541) (170) - (13,563) (11,896) 75,125 299 (1,414) - (14,962) (13,366) 80,508 (889) (209) - (16,162) (9,838) 78,741 (643) (280) - (16,768) (10,079) 83,199 72 (1,782) - (17,893) (15,294) 78,200 (131) 566 - (17,780) (15,691) 75,342 (333) (251) - (17,740) (10,765) 69,418 (94) 53 635 (18,018) (8,047) 71,210 (187) 103 - (18,527) (5,878) 67,920 (188) (795) - (18,449) (4,785) 69,004 (943) (2,946) - (18,600) (5,190) $ 36,143 $ 42,393 $ 45,682 $ 53,410 $ 50,971 $ 48,302 $ 45,164 $ 46,254 $ 43,947 $ 46,721 $ 43,703 $ 41,325 Distributions declared to all unitholders for the period, including incentive distribution rights Distributable cash flow coverage² Distributable cash flow coverage (without the benefit of the cost caps)2,3 $ 33,093 1.09x 0.91x $ 33,649 1.26x 1.22x $ 34,764 1.31x 1.24x $ 35,323 1.51x 1.41x $ 35,903 1.42x 1.42x $ 39,084 1.24x 1.24x $ 39,682 1.14x 1.14x $ 39,680 1.17x 1.17x $ 17,513 2.51x 2.51x $ 17,513 2.67x 2.67x $ 17,513 2.50x 2.50x $ 19,107 2.16x 2.16x EBITDA, as adjusted1 Less: Cap on operating and selling, general and administrative costs provided by AROC EBITDA, as adjusted (without the benefit of the cost caps)1,3 $ 56,052 (6,156) $ 68,563 (1,399) $ 75,125 (2,685) $ 80,508 (3,610) $ 78,741 - $ 83,199 - $ 78,200 - $ 75,343 - $ 69,418 - $ 71,210 - $ 67,920 $ 69,004 $ 49,896 $ 67,164 $ 72,440 $ 76,898 $ 78,741 $ 83,199 $ 78,200 $ 75,342 $ 69,418 $ 71,210 $ 67,920 $ 69,004 Distributable cash flow 1 Less: Cap on operating and selling, general and administrative costs provided by AROC Distributable cash flow (without the benefit of the cost caps)1,3 $ 36,143 $ (6,156) 42,393 $ (1,399) 45,682 $ (2,685) 53,410 $ (3,610) 50,971 - $ 48,302 - $ 45,164 - $ 46,253 - $ 43,947 - $ 46,721 - $ 43,703 - $ 41,325 - $ 29,987 $ 40,994 $ 42,997 $ 49,800 $ 50,971 $ 48,302 $ 45,164 $ 46,253 $ 43,947 $ 46,721 $ 43,703 $ 41,325 1 See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps). 2 Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights. 3 Provisions in the Omnibus Agreement that provided caps on Archrock Partners’ obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from Archrock Partners’ previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners’ consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods. 37 © 2018 Archrock, Inc. All rights reserved. Addendum I-H (Continued)

Non-GAAP Financial Measures Archrock Partners, L.P. 2Q 174 1Q 17 3Q 17 4Q 17 ($ in thousands) Net income (loss) Depreciation and amortization Long-lived asset impairment Restructuring charges Goodwill impairment Selling, general and administrative Interest expense Debt extinguishment costs Other (income) expense, net Provision for (benefit from) income taxes Gross margin1 Cap on operating costs provided by AROC Cap on selling, general and administrative costs provided by AROC Non-cash selling, general and administrative costs Expensed acquisition costs (in Other (income) expense, net) Less: Selling, general and administrative Less: Other income (expense), net EBITDA, as adjusted1 Less: (Provision for) benefit from income taxes Less: Gain on sale of property, plant and equipment (in Other (income) expense, net) Less: Loss on non-cash consideration in March 2016 Acquisition Less: Cash interest expense Less: Maintenance capital expenditures Distributable cash flow 1 $ (4,316) $ 36,885 6,210 - - 20,311 20,223 291 112 1,302 5,275 36,275 3,081 - - 18,303 21,299 - (933) 960 $ (4,013) $ 35,787 5,368 - - 20,711 21,839 - (2,793) 708 2,633 34,901 4,447 - - 22,710 20,930 - (770) 412 81,018 - - 520 - (20,311) (112) 84,260 - - 37 - (18,303) 933 77,607 - - 196 - (20,711) 2,793 85,263 - - 309 - (22,710) 770 61,115 (1,302) 148 - (18,254) (7,275) 66,927 (960) (907) - (19,659) (6,320) 59,885 (708) (2,759) - (19,262) (7,347) 63,632 (412) (744) - (19,330) (9,329) $ 34,432 $ 39,081 $ 29,809 $ 33,817 Distributions declared to all unitholders for the period, including incentive distribution rights Distributable cash flow coverage² Distributable cash flow coverage (without the benefit of the cost caps)2,3 $ 19,101 1.80x 1.80x $ 19,121 2.04x 2.04x $ 20,459 1.46x 1.46x $ 20,455 1.65x 1.65x EBITDA, as adjusted1 Less: Cap on operating and selling, general and administrative costs provided by AROC EBITDA, as adjusted (without the benefit of the cost caps)1,3 $ 61,115 - $ 66,927 - $ 59,885 - $ 63,632 - $ 61,115 $ 66,927 $ 59,885 $ 63,632 Distributable cash flow 1 Less: Cap on operating and selling, general and administrative costs provided by AROC Distributable cash flow (without the benefit of the cost caps)1,3 $ 34,432 - $ 39,081 - $ 29,809 - $ 33,817 - $ 34,432 $ 39,081 $ 29,809 $ 33,817 1 See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps). 2 Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights. 3 Provisions in the Omnibus Agreement that provided caps on our obligation to reimburse Archrock for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from our previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of our consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods. 4 Excludes impact of Q2-17 distribution paid on the sale of 4,600,000 common units priced on August 3, 2017. 38 Addendum I-H (Continued) © 2018 Archrock Partners, L.P. All rights reserved.

Non-GAAP Financial Measures Archrock Partners, L.P. (in thousands) 1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 Revenue Gross margin1 Gross margin percentage 1 Average Operating Horsepower $ $ 68,729 31,677 46% 1,387 $ $ 71,841 32,017 45% 1,442 $ $ 84,437 41,082 49% 1,691 $ $ 83,267 40,573 49% 1,706 $ $ 88,697 44,584 50% 1,763 $ $ 97,171 51,725 53% 1,916 $ $ 99,324 50,672 51% 1,924 $ 102,301 $ 106,062 $ 125,453 $ 115,808 $ 118,870 $ 57,352 56% 1,960 $ 59,010 56% 1,982 $ 74,644 59% 2,236 $ 64,330 56% 2,217 $ 66,164 56% 2,242 Gross margin per Horsepower per Quarter Gross margin per Horsepower per Month $ $ 22.84 7.61 $ $ 22.20 7.40 $ $ 24.29 8.10 $ $ 23.78 7.93 $ $ 25.29 8.43 $ $ 27.00 9.00 $ $ 26.34 8.78 $ $ 29.26 9.75 $ $ 29.77 9.92 $ $ 33.38 11.13 $ $ 29.02 9.67 $ $ 29.51 9.84 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 2Q 15 3Q 15 4Q 15 1Q 16 2Q 16 3Q 16 4Q 16 Revenue Gross margin1 Gross margin percentage 1 Average Operating Horsepower $ 121,046 $ 145,694 $ 153,163 $ 161,133 $ 164,295 $ 167,801 $ 101,859 61% 3,128 $ 163,293 $ 161,419 $ 151,424 $ 140,052 $ 135,478 $ 135,406 $ 67,843 56% 2,269 $ 85,859 59% 2,708 $ 91,311 60% 2,877 $ 97,985 61% 2,985 $ 99,127 60% 3,034 $ 99,416 61% 3,119 $ 97,914 61% 3,065 $ 93,564 62% 2,961 $ 90,742 65% 2,815 $ 84,624 62% 2,751 $ 84,019 62% 2,816 Gross margin per Horsepower per Quarter Gross margin per Horsepower per Month $ $ 29.90 9.97 $ $ 31.71 10.57 $ $ 31.74 10.58 $ $ 32.83 10.94 $ $ 32.67 10.89 $ $ 32.56 10.85 $ $ 31.87 10.62 $ $ 31.95 10.65 $ $ 31.60 10.53 $ $ 32.24 10.75 $ $ 30.76 10.25 $ $ 29.84 9.95 1Q 17 2Q 17 3Q 17 4Q 17 Revenue Gross margin1 Gross margin percentage 1 Average Operating Horsepower $ 137,295 $ 138,255 $ 140,191 $ 141,762 $ 81,018 59% 2,861 $ 84,260 61% 2,843 $ 77,607 55% 2,890 $ 85,263 60% 2,937 Gross margin per Horsepower per Quarter Gross margin per Horsepower per Month $ $ 28.32 9.44 $ $ 29.64 9.88 $ $ 26.85 8.95 $ $ 29.03 9.68 39 1 See Addendum I-A for information on gross margin and gross margin percentage. Addendum I-I © 2018 Archrock Partners, L.P. All rights reserved.